ULTIMUS
                               Your Fund Matters




April 16, 2008

                                                              FILED VIA EDGAR
                                                              ---------------
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:      Veracity Funds
                  File No. 811-21483


Ladies and Gentlemen:

     The Veracity Funds (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond for the 2008-2009 year:

     1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

     2. A copy of the resolutions of the Trust, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

      Premiums have been paid through the policy period ending on March 29, 2009.

     Please contact the undersigned at 513/587-3406 if you have any questions concerning this filing.


Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary




Ultimus Fund Solutions, LLC   225 Pictoria Drive, Suite 450  Phone: 513 587 3400
www.ultimusfundsolutions.com  Cincinnati, Ohio 45246           Fax: 513 587 3450